SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. __ *

INTERPHARM HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

460588106

(CUSIP Number)

Neil M. Kaufman

Davidoff Malito & Hutcher LLP

200 Garden City Plaza

Suite 315

Garden City, New York 11530

(516) 248-6400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058810	Page 2 of 7

1)	Names of Reporting Persons

Rametra Holdings I, LLC

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) [ ]
(b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6)	Citizenship or Place of Organization		New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	8,014,928

	8)	Shared Voting Power	0

	9)	Sole Dispositive Power	8,014,928

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		8,014,928

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☒ (1)

13)	Percent of Class Represented by Amount in Row (11)		12.4% (2)

14)	Type of Reporting Person (See Instructions)		OO

CUSIP No. 46058810	Page 3 of 7

(1)	The Reporting Person disclaims beneficial ownership of any of the shares held by Perry Sutaria and Mona Sutaria.

(2)	Based on 64,609,554 shares of the Issuer’s common stock, par value $.01 per share (the “Common Stock”) outstanding as of September 27, 2006.

CUSIP No. 46058810	Page 4 of 7

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D statement (the “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Common Stock”) of Interpharm Holdings, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 75 Adams Avenue, Hauppauge, New York 11788.

Item 2.	Identity and Background

(a) - (c) This Schedule 13D is being filed on behalf of Rametra Holdings I, LLC, a New York limited liability company (the “Reporting Person”), with its principal business address at 2 Shady Lane, Syosset, New York 11791. The principal business of the Reporting Person is to provide structured and centralized management of family assets; to promote limited liability protection to the members; to promote efficient and economic management of investment and other business assets including but not limited to investing in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature and to engage in any other activity that a limited liability company can engage in under applicable law.

Mona Sutaria (“Mona Sutaria”), the sole member of the Reporting Person, is presently unemployed. Mona Sutaria’s business address is 2 Shady Lane, Syosset, New York 11791. Perry Sutaria is the Manager of the Reporting Person, and is presently a physician at Morristown Urology Associates located at 261 James Street, Suite #1A, Morristown, New Jersey 07960.

(d)            Neither the Reporting Person, nor any individual otherwise identified in Item 2 of this Schedule 13D, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            Neither the Reporting Person nor any individual otherwise identified in Item 2 of this Schedule 13D, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a New York limited liability company. Mona Sutaria and Perry Sutaria are United States Citizens.

Item 3. Source and Amount of Funds

On June 15, 2005, Mona Sutaria contributed 1,174,148 shares of Common Stock and 292,214 shares of Series K Convertible Preferred Stock of the Issuer (the “Series K Stock”) to the Reporting Person in exchange for a membership interest in the Reporting Person. On May 25, 2006, the Reporting Person converted the Series K Stock into an aggregate of 6,274,780 shares of Common Stock of the Issuer.

CUSIP No. 46058810	Page 5 of 7

Item 4. Purpose of Transaction

Mona Sutaria contributed the securities reported in this Schedule 13D to the Reporting Person in furtherance of the management of family assets. On April 4, 2006, Perry Sutaria was elected the sole manager of the Reporting Person and has the authority to control the assets of the Reporting Person, including the ability to vote and dispose the shares of Common Stock of the Issuer owned by the Reporting Person.

The Reporting Person may from time to time acquire additional shares of Common Stock (or securities exercisable for or convertible into Common Stock) in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Issuer’s business or financial condition and other factors and conditions the Reporting Person deems appropriate. Alternatively, the Reporting Person may sell all or a portion of the Common Stock in privately negotiated transactions or in the open market.

Except as described above in this Item 4, as of June 15, 2005, neither the Reporting Person nor any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer

(a)            The aggregate percentage of shares of Common Stock reported as owned by the Reporting Person is based upon 64,609,554 shares of Common Stock outstanding as of September 27, 2006, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on September 28, 2006. Based on calculations made in accordance with Rule 13d-3(d), the Reporting Person may be deemed to beneficially own 8,014,9230 shares of Common Stock (approximately 12.4% of the outstanding shares of Common Stock).

(b)            As of April 4, 2006, when Perry Sutaria was elected to be the sole manager of the Reporting Person, Perry Sutaria may be deemed to have sole power to direct the voting and disposition of 8,014,928 shares of Common Stock beneficially owned by the Reporting Person. Mona Sutaria, the sole member of the Reporting Person, has no right to remove existing managers or elect any manager of the Reporting Person except in very limited situations, and is therefore not deemed to be a beneficial owner of the subject securities within the meaning of SEC Rule 13d-3.

CUSIP No. 46058810	Page 6 of 7

(c)            During the sixty (60) days on or prior to June 15, 2005, Perry Sutaria effected the following transaction in Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock:

On June 15, 2005, Perry Sutaria contributed 1,740,148 shares of Common Stock and 292,214 shares of Series K Stock to P & K Holdings I, LLC, a New York limited liability company (“P & K Holdings”) of which Perry Sutaria is the sole manager and member, in exchange for his membership interest in P&K Holdings.

(d)            The members of the Reporting Person have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 46058810	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2008

RAMETRA HOLDINGS I, LLC

By:	/s/ Perry Sutaria
Perry Sutaria
Manager